August 23rd, 2002

02 AUG 29 AM 2:50

Securities and Exchange Comission
Office of International Corporate Finance
459 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

02049670

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Attached, please find the following information of U.S. Commercial Corp., S.A. de C.V., related to the General Extraordinary Shareholders Meeting held on July 30th:

- Copy of record of U.S. Commercial Corp., S.A. de C.V. general stockholders ordinary meeting.
- Copy of record of U.S. Commercial Corp., S.A. de C.V. general stockholders extraordinary meeting.
- Copy of the notice of consolidation.
- Copy of the Financial statements as of 31 December 2001.
- Report from the board of directors.

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

This information was also sent to the Bolsa Mexicana de Valores, S.A. de C.V. (The Mexican Stock Exchange or "BMV"), and to the Comisión Nacional Bancaria y de Valores (The Mexican National Banking and Securities Comission or "CNBV") in accordance with Mexican legislation.

Sincerely,

Lic. Alejandro Archundia Becerra
Attorney in Fact

dlw 9/5

**RECORD OF U.S. COMMERCIAL CORP., S.A. DE C.V.**
**GENERAL STOCKHOLDERS ORDINARY MEETING**
**30 JULY 2002**

02 AUG 29 AM 7:51

In Mexico City, Federal District, domicile or corporation of U.S. Commercial Corp., S.A. de C.V, and at 12:30 hours on 30 July, 2002, the people whose names and legal personalities with which they concur, are shown on the Attendance List, gathered at the premises located on Av. Vasco de Quiroga No. 3800, Col. Santa Fe, Delegación Cuajimalpa, Centro Comercial Santa Fe-Sears Store, fourth floor, in the offices area, in order to celebrate an Ordinary Stockholders General Meeting of the Society, which once said aforementioned Attendance List was duly signed and complemented with the documentation that certifies their corresponding personality, is attached to the appendix of this record, hence becoming an integrated part of same, and in compliance with the summons that was published in the newspapers Excélsior, El Universal and El Financiero, in Mexico City, dated 11 July 2002, and with a corresponding copy of same, attached to the appendix of said record, in order to be also an integrated part of same record.

Mr. Carlos Slim Domit, Chairman of the Board, acted as President of said Meeting, and Mr. Sergio F. Medina Noriega as Secretary, being also Secretary of the Board of Directors; Mr. Francisco Macías Valadés, Deputy Statutory Examiner was also present, in absence of the Regular Statutory Examiner.

The President appointed Mr. José Ignacio Jiménez Santos and Mrs. Laura Montes Bracchini as scrutineers who, once they accepted their appointed responsibility, confirmed to the Assembly that 826'930,470 shares were duly represented, meaning that 96.32% of the 858'527,700 shares in circulation, representing the Society's paid and registered stock on the date of said reunion, and the President hence declared the Assembly duly in order, in compliance with what is set in Article 189 of the General Commercial Corporation Law and for whatever is applicable, in Article Sixteenth of the social by-laws.

Next, and in compliance with what is set in paragraph c) of item VI of Article 14 Bis 3 of the Securities act, the Secretary informed the Meeting that he ascertained that the Society kept available for the intermediaries of the securities market duly representing U.S. Commercial Corp, S.A. de C.V., stockholders, for the term contemplated in Article 173 of the General Commercial Corporation Law, all proxy forms made by the Society itself, which complied with all requirements of the abovementioned paragraph, and he also read the Agenda included in the Summons published for the celebration of this Meeting, with the following text:

**AGENDA**

I. **Presentation and, should it be the case, approval of the report from the Board of Directors, regarding the social year ending on 31 December 2001, including the financial statements to that date as well as the Statutory Examiner report, in compliance with what is set in Article 172 of the General Commercial Corporation Law. Corresponding decisions.**

II. **Affirmance, should it be the case, of the action of the Board of Directors for the 2001 business year. Corresponding decisions.**

III. **Appointment or confirmation, whatever the case may be, of the members of the Board of Directors and Statutory Examiners. Adoption of all corresponding decisions and the ones derived from said appointment.**

IV. **Appointment of Agents for the execution and legalization of all Meeting decisions. Corresponding decisions.**

Next, the different points of the Agenda were approached, as follows:

I. **Presentation and, should it be the case, approval of the Board of Directors report regarding the business year ended on 31 December 2001 including the financial statements of the Statutory Examiner, on that date, in compliance with what is set in Article 172 of the General Commercial Corporation Law. Corresponding decisions**. Regarding point I of the Agenda and in compliance with what is set in Article 172 of the General Commercial Corporation Law, the President presented the report of the Board of Directors regarding the status of U.S. Commercial Corp., S.A. de C.V. during the business year ending on 31 December 2001, he then, submitted the Society's Financial Statements on the corresponding date, and also, the Statutory Examiner read his report.

Once all the information submitted to the stockholders was analyzed, and also taking into account that Banco Santander Mexicano, S.A., refrained from voting 1'765,670 shares and that the Banco J.P. Morgan, S.A., also refrained from voting 12'203,206 shares, the Meeting determined, by a majority of de 812'961,594 votes, representing 98.31% of the totality of the representative stock in this reunion, the following:

**D E C I S I O N S**

"**I.1.** The report from the Board of Directors submitted to this Meeting, regarding the status and operations of U.S. Commercial Corp., S.A. de C.V. is hereby accepted and approved, for the business year ending on 31 December, 2001."

"**I.2.** U.S. Commercial Corp., S.A. de C.V. Financial Statements are accepted and approved, as of 31 December, 2001."

"**I.3.** The Statutory Examiner report is approved in compliance with the terms it was submitted to the Meeting, which is hereby totally reproduced."

"**I.4.** Add copies of the corresponding documents regarding the previous decisions, to the file of this minute of the meeting."

**II. Confirmation, should that be the case, of the Board of Directors action regarding the business year 2001. Corresponding decisions**. In order to comply with what is set in point II of the Agenda regarding this matter, and a prior deliberation of same, and also taking into account that Banco Santander Mexicano, S.A., refrained from voting 1'765,670 shares and that the Banco J.P. Morgan, S.A., also refrained from voting 12'203,206 shares, the Meeting determined, by a majority of de 812'961,594 votes, representing 98.31% of the totality of the representative stock in this reunion, the following:

**DECISION**

"The Board of Directors action is expressly approved for the business year 2001, and consequently, sets free all people acting as Directors during said term, from any responsibility they might have incurred in the legal performance of their corresponding positions."

**III. Appointment and confirmation, whatever the case may be, of the members of the Board of Directors and Statutory Examiners. Enforcement off all decisions regarding and derived from said appointment.** Regarding point III of the Agenda in this matter, and a prior deliberation of same, and also taking into account that Banco Santander Mexicano, S.A., refrained from voting 1'765,670 shares and that the Banco J.P. Morgan, S.A., also refrained from voting 12'203,206 shares, the Meeting determined, by a majority of de 812'961,594 votes, representing 98.31% of the totality of the representative stock in this reunion, the following:

**DECISIONS**

"**III.1.** It is agreed that U.S. Commercial Corp., S.A. de C.V. Board of Directors will have up to five Regular Directors and up to five Deputy Directors who will make up for the Regular Directors, whenever it is applicable."

"**III.2.** It is agreed that U.S. Commercial Corp., S.A. de C.V. Board of Directors will have the following members:

| **REGULAR DIRECTORS** | **DEPUTY DIRECTORS** |
|---|---|
| 1.- MR. CARLOS SLIM DOMIT | 1.- MR. ARTURO ELIAS AYUB |
| 2.- MR. ANGEL EDUARDO PERALTA ROSADO * | 2.- MR. EDUARDO ZEA MIR * |
| 3.- MR. RAFAEL MOISES KALACH MIZRAHI* | 3.- MR. ALFONSO SALEM SLIM* |
| 4.- MR. AGUSTIN SANTAMARINA VAZQUEZ* | 4.- MR. EDUARDO VALDES ACRA* |
| 5.- MR. PATRICK SLIM DOMIT | 5.- MR. DANIEL HAJJ ABOUMRAD |

* Independent Directors, in compliance with what is set in Article 14 Bis of the Securities Market Law.

"**III.3.** It is agreed to ratify Messrs. Carlos Slim Domit and Ángel Eduardo Peralta Rosado as President, the former, and Vice-president, the later, of the Board of Directors, and that the position of Secretary of the Board of Directors be the responsibility of Mr. Rafael Robles Miaja as of 1 August 2002; all the abovementioned, without detriment of all the faculties granted to the Board of Directors by the social by-laws regarding the naming of officers of said Entity of the Society."

"**III.4.** It is agreed to appoint Mr. Fausto Sandoval Amaya, CPA, as Regular Statutory Examiner, and Mr. Agustín Aguilar Laurents, CPA, as Deputy Statutory Examiner, as of 1 August 2002."

"**III.5.** It is agreed to determine a fee of $6,300.00 pesos for each Director, Statutory Examiner and, should it be the case, for the Pro-Secretary, for each meeting of the Board of Directors they happen to attend, considering any corresponding tax payment for IRS purposes."

"**III.6.** In compliance with what is set in Article Twenty-fourth of the social by-laws, and item V of Article 14 Bis 3 of the Securities Act, it is determined to constitute the Auditing Committee, which will be integrated by the following Directors: Rafael Moisés Kalach Mizrahi, CPA.– President; Messrs. Angel Eduardo Peralta Rosado and Agustín Santamarina Vázquez. Said entity will also be named and will operate as the Auditing, Appraising and Offsetting Committee, as well and Finance and Planning, for all purposes of the Practical Corporate Improvement Code and the circular letter 11-29 of the National

Banking and Securities Commission, for which purpose, it will also be granted the faculties contemplated in said Code.

The members of the Committee will remain permanently in their corresponding positions, until new appointments are made. The members of said Committee shall, at all times, honor the policies regarding all privileged information.

The required attendance quorum needed for the celebration of the meetings of the Committee shall be with the majority of its members and the corresponding decisions will be valid if adopted by the majority of the attendants' votes.

"**IV. <u>Appointment of Agents for the execution and legalization of all the Meeting's decisions. Corresponding Decision</u>.** In order to comply with what is set in point IV of the Agenda regarding this matter, and a prior deliberation of same, and also taking into account that Banco Santander Mexicano, S.A., refrained from voting 1'765,670 shares and that the Banco J.P. Morgan, S.A., also refrained from voting 12'203,206 shares, the Meeting determined, by a majority of de 812'961,594 votes, representing 98.31% of the totality of the representative stock in this reunion, the following:

**DECISIONS**

"**IV.1.** It is agreed to name, Messrs. Carlos Slim Domit, Angel Eduardo Peralta Rosado, Humberto Gutiérrez-Olvera Zubizarreta, Eduardo Valdés Acra, Quintín H. Botas Hernández, José de Jesús Gallardo Domínguez, Sergio F. Medina Noriega, Alejandro Archundia Becerra, and Mrs. Laura Montes Bracchini, agents of this Meeting."

"**IV.2.** These appointed agents will have the most complete faculties to, according whatever may be deemed necessary or convenient: a) Appear before a Notary Public of their choice to record officially either totally or in part this current minute and to carry out, either directly or by means or any person or persons they may appoint, the necessary registration in the Public Government Registry of Commercial Concerns; b) Prepare and publish the notice(s) deemed necessary regarding the decisions adopted by the Meeting; c) Issue certifications of this minute of the meeting or any part of same; and d) Carry out any necessary actions and steps to duly execute and legalize all decisions of the Meeting."

"**IV.3.** The appointed agents are indistinctly entitled to act individually in the performance of their faculties."

Since there were no other matters pending, the act of the meeting was read and the same was submitted to the stockholders, and then unanimously approved in these current

terms; the meeting was then adjourned, at 12:43 hours, stating that from the beginning until the termination of the meeting, the shareholders or their agents were present at all times. This record is signed by the acting President, Secretary and Statutory Examiner, in compliance with what is set in Article Nineteenth of the Social by-laws, for all pertinent matters.

| **PRESIDENT** | **SECRETARY** |
|---|---|
| **MR. CARLOS SLIM DOMIT** | **MR. SERGIO F. MEDINA NORIEGA** |

**STATUTORY EXAMINER**

**FRANCISCO MACÍAS VALADÉS, CPA**

**RECORD OF U.S. COMMERCIAL CORP., S.A. DE C.V.**
**GENERAL STOCKHOLDERS EXTRAORDINARY MEETING**
**30 JULY 2002**

02 AUG 29 AM 11:50

In Mexico City, Federal District, domicile or corporation of U.S. Commercial Corp., S.A. de C.V and at 12:45 hours on 30 July, 2002, the people whose names and legal personalities with which they concur, are shown on the Attendance List, gathered at the premises located on Av. Vasco de Quiroga No. 3800, Col. Santa Fe, Delegación Cuajimalpa, Centro Comercial Santa Fe-Sears Store, fourth floor, in the offices area, in order to celebrate an Extraordinary Stockholders General Meeting of the Society, which once said aforementioned Attendance List was duly signed and complemented with the documentation that certifies their corresponding personality, is attached to the appendix of this record, hence becoming an integrated part of same, and in compliance with the summons that was published in the newspapers Excélsior, El Universal and El Financiero, in Mexico City, dated 11 July 2002, and with a corresponding copy of same, attached to the appendix of said record, in order to be also an integrated part of same record.

Mr. Carlos Slim Domit, Chairman of the Board, acted as President of said Meeting, and Mr. Sergio F. Medina Noriega as Secretary, being also Secretary of the Board of Directors; Mr. Francisco Macías Valadés, Deputy Statutory Examiner was also present, in absence of the Regular Statutory Examiner.

The President appointed Mr. José Ignacio Jiménez Santos and Mrs. Laura Montes Bracchini as scrutineers who, once they accepted their appointed responsibility, confirmed to the Assembly that 829'538,528 shares were duly represented, meaning that 96.62% of the 858'527,700 shares in circulation, representing the Society's paid and registered stock on the date of said reunion, and the President hence declared the Assembly duly in order, in compliance with what is set in Article 190 of the General Commercial Corporation Law and for whatever is applicable, in Article Sixteenth of the social by-laws.

Next, and in compliance with what is set in paragraph c) of item VI of Article 14 Bis 3 of the Securities act, the Secretary informed the Meeting that he ascertained that the Society kept available for the intermediaries of the securities market duly representing U.S. Commercial Corp, S.A. de C.V., stockholders, for the term contemplated in Article 173 of the General Commercial Corporation Law, all proxy forms made by the Society itself, which complied with all requirements of the abovementioned paragraph, and he also read the Agenda included in the Summons published for the celebration of this Meeting, with the following text:

**AGENDA**

I. Report concerning the execution of the splitting of U.S. Commercial Corp., S.A. de C.V., and, should that be the case, confirmation of proceedings and adoption of all opinions deemed in order.

II. Presentation, and should that be the case, approval of a proposal to carry out the consolidation of the Society, as the consolidating entity, with Tenedora U.S., S.A. de C.V., as the consolidated one, for every 1.675925926 shares from Tenedora U.S., S.A. de C.V., as well as the consolidating resolutions and all proceedings, balance sheets, stock movements and documents deemed necessary or adequate. Corresponding decisions.

III. Should that be the case, amendment of Articles Sixth and Twentieth of the Social by-laws and addition of Article Twentieth Bis Transitory, to same. Corresponding decisions.

IV. Appointment of representatives for the execution and honoring of all decisions adopted by the Meeting. Corresponding decisions.

Next, all matters contained in the Agenda were approached, as follows:

**I. <u>Regarding the fulfillment of the splitting of U.S. Commercial Corp., S.A. de C.V.,, and, should that be the case, confirmation of proceedings and honoring of all decisions, deemed in order</u>.** As for point 1 of the Agenda, the following was informed to the Meeting:

i) On 21 November 2001, a Grupo Carso, S.A. de C.V. General Stockholders Extraordinary Meeting was held, where it was greed, among other matters, to carry out the splitting of said Society, as the splitting entity, based on and in compliance with what is set in Article 228 Bis, of the General Commercial Corporation Law, where the splitting entity remained, whereas the Society U.S. Commercial Corp., S.A de C.V., was indeed separated .

ii) Said meeting was officially recorded by means of a deed number 89,847, dated 26 November 2001, granted before Mr. Armando Gálvez Pérez, Notary Public number 103 of the Federal District, whose first testimony was duly registered in the Public Registry of Commerce of the same location, in the mercantile folio number 33,325, dated 28 November 2001.

iii) By means of a public document number 89,902 dated 29 November 2001, granted before Mr. Armando Gálvez Pérez Aragón, Notary Public number 103 of the Federal District, U.S. Commercial Corp, S.A. de C.V. was constituted with the approval of several transitory and complementary provisions, regarding, in a general manner, the minimal fixed capital with no withdrawal right from said

Society, to the integration and appointment of officers of the Board of Directors, of its Statutory Examiners, the granting of several powers of attorney and all corresponding resolutions regarding the acquisition of own stock on behalf of the Society. The first official transcript of said public document was registered in the Public Registry of Commerce in Mexico City, Federal District, in the mercantile folio number 278,159, dated 29 November 2001.

iv) Upon the splitting, Grupo Carso, S.A. de C.V contributed with part of its assets, liabilities, and investment of its stockholders in favor of U.S. Commercial Corp, S.A. de C.V.. The transferred assets to the split entity, were, in a general manner: a) the ownership and other rights regarding the totality of the representative shares that were owned by Grupo Carso, S.A. de C.V., of Tenedora U.S., de C.V., capital stock, as the result of the splitting from Grupo Sanborns, S.A. de C.V., and that controls indirectly 51% of CompUSA, Inc, representative shares of its capital stock; and b) a cash amount of approximately U$ 150 million dollars.

v) In compliance with what is set by said Meeting, U.S. Commercial Corp., S:A. de C.V., was formed with a minimum fixed capital of $340'073,000.00 Mexican Pesos, and was represented by 915'000.00 Series "B-1" common, nominal shares with no par-value capital stock expression, of which, 24'750,000 shares were in the Society's treasury, when it was constituted, either for their placing, in compliance with Article 14 Bis 3.1 of the Securities Market Law, or for all other pertinent purposes determined by the Society's Board of Directors.

vi) According to the written communication DGA-666-13666, dated 2 July 2002, issued by the National Securities and Exchange Commission, the inscription was authorized in the Securities Section of the Securities National registry, with the number 2805-1.00-2002-001, of the 915'000,000 shares with which U.S. Commercial Corp., S.A. de C.V., was constituted.

vii) A notice to Grupo Carso, S.A. de C.V., and U.S. Commercial Corp., S.A de C.V., stockholders, was published in several major newspapers in Mexico City, Federal District, informing them in a general manner that, as of 9 July 2002, the stockholders would be entitled to receive, for each of the shares represented by the titles in circulation issued by Grupo Carso, S.A. de C.V.: a) one share of the "A-1" series, common, nominal, no-par value capital stock expression, totally paid, with No. 1 and following stuck coupons, corresponding to the paid capital stock of U.S. Commercial Corp., S.A. de C.V.

viii) Once the splitting of Grupo Carso, S.A. de C.V., was accepted, and for the period included from 29 November 2001 and 8 July 2002, said Society carried out several purchasing transactions of own stock for up to 7'108,700 shares that lost the right to receive, in exchange, any share of U.S. Commercial Corp., S.A. de C.V., as a result of the splitting, since said cancellation of same took legally place and, consequently, the same legal cancellation of the shares that, for that same amount,

where considered for their corresponding exchange, with no reduction to the amount of its capital stock, occurred in U.S. Commercial Corp., S.A. de C.V.

ix) With the exchange of shares due to the splitting of Grupo Carso, S.A. de C.V., the stockholders of said Society received a total of 883'141,300 B-1 Series representative stock, from U.S. Commercial Corp., S.A. de C.V. without considering the 24'750,000 common stock from Grupo Carso, S.A. de C.V., that are kept in the treasury, nor the 7'108,700 shares that were legally cancelled, in compliance with what is set in paragraph viii) aforementioned.

x) Next, and with respect to the period 9 July 2002, 29 of the same month and year, U.S. Commercial Corp., S.A. de C.V. acquired a total of 30'138,400 representative stock of its capital stock , in compliance with the terms of Article 14 Bis 3.1 of the Securities Market Law, which have been converted in treasury stock plus the 24'750,000 treasury shares, with which the Society was constituted.

xi) Considering the abovementioned, it is stated, for the record, that the amount of shares in circulation from U.S. Commercial Corp., S.A. de C.V., was reduced from the original 883'141,300, that were originally issued, to 853'002,900 currently in circulation on the date of this current meeting, whereas, also on this current date, the amount of paid capital stock is $319'672,931.31 Mexican Pesos (three hundred nineteen million six hundred seventy two thousand thirty one 31/100 Mexican Pesos), and that the amount of shares kept in the treasury of the Society is, according to the terms of Article 14 Bis 3.1 of the Securities Market Law, 54'888,400.

xii) On the other hand, a General Extraordinary Stockholders Meeting of Grupo Sanborns, S.A. de C.V., was held on 21 November 2001, where it was agreed, among other matters, to carry out the splitting of said Society, as the splitting entity, in compliance with what is set in Article 228 Bis of the General Commercial Corporation Law, where the splitting affected Tenedora U.S., S.A. de C.V., and the splitting entity, remained untouched.

xiii) On 4 March 2002, in strict observance of a resolution from the Board of Directors of Grupo Sanborns, S.A. de C.V., adopted in the fulfillment of the faculties that were granted by the General Extraordinary Stockholders Meeting, and according to the Stock Subscription Option Plan, on behalf of the Key Personnel of subsidiary companies of Grupo Sanborns, S.A. de C.V., 2'896,880 shares of Grupo Sanborns, S.A. de C.V., were subscribed and paid from the 173'408,000 shares, pending of subscription and payment.

xiv) Consequently and after the approval of the abovementioned splitting and prior to the subscription date of Tenedora U.S., S.A. de C.V shares in the National securities Registry, the amount of Grupo Sanborns, S.A. de C.V , subscribed and paid shares increased from 956'592,000 to 959'488,880.

xv) Consequently and considering the increase of subscribed and paid shares of Grupo Sanborns, S.A. de C.V. from 956'592,000 to 959'488,880, Tenedora U.S.,

S.A. de C.V. will have to increase in 2'896,880, the amount of shares issued to carry out the stock exchange due to the splitting, in order to cover the latter from its totality, so its total number of shares, subscribed and paid that is 956'592,000, become 959'488,880 "B-1" Series, common, nominal shares with no par-value capital stock expression, but without increasing anyhow, its subscribed and paid capital stock, and consequently, said 2'896,880 shares will have to be taken into account for the consolidating purposes mentioned in point II of the Agenda.

xvi) The Summons for the U.S. Commercial Corp., S.A. de C.V., General Stockholders Ordinary Meeting was published, after said exchange, to be held on 30 July of this current year.

Considering the abovementioned, prior to the corresponding deliberation and also taking into account that Banco Santander Mexicano, S.A., refrained from voting 1'765,670 shares and that the Banco J.P. Morgan, S.A., also refrained from voting 1'280,406 shares, the Meeting determined, by a majority of 826'492,452 votes, representing 99.63% of the totality of the representative stock in this reunion, the following

**DECISIONS**

"**I.1.** It is determined to duly take note of the report submitted to the Meeting in the clearing of this current point of the Agenda."

"**I.2.** All proceedings carried out for the splitting of Grupo Carso, S.A. de C.V. are confirmed according to the terms in question, and especially, the transitory and complementary provisions registered in the notary public document corresponding to the constitution of U.S. Commercial Corp., S.A. de C.V. "

"**I.3.** It is put on record and expressly ratified, for all pertinent legal effects, that once the splitting mentioned in the previous Decision, the corresponding effects have become effective, and during the period of 29 November 2001 - 8 July 2002. Grupo Carso, S.A. de C.V., carried out several purchasing transactions of own stock for an amount of 7'108,700 shares, which lost the right to receive, in exchange, any shares from U.S. Commercial Corp., S.A. de C.V. since said cancellation of same took legally place and, consequently, the same legal cancellation of the shares that, for that same amount , where considered for their corresponding exchange, with no reduction to the amount of its capital stock."

"**I.4.** It is put on record that, for the period between 9 July 2002 - 29 of the same month and year, U.S. Commercial Corp., S.A. de C.V. acquired a total of 30'138,400 representative stock of its capital stock, which have been converted in treasury stock, in addition to the 24'750,000 treasury stock with which the Society was constituted, which is confirmed in this proceeding."

"I.5. It is put on record that the amount of shares in circulation of U.S. Commercial Corp., S.A. de C.V., on the date of this current meeting is 853'002,900, the amount of the paid capital stock is $319'672,931.31 Mexican Pesos. (three hundred nineteen million six hundred seventy two thousand nine hundred and thirty three 31/100 Mexican Pesos) and that the total of shares in the treasury amounts to 54'888,400, according to the terms of Article 14 Bis 3.1 of the Securities Market Law.

"1.6. Consequently and considering the increase in the amount of subscribed shares of Grupo Sanborns, S.A. de C.V. from 956'592,000 to 959'488,880. Tenedora U.S., S.A. de C.V. will have to increase by 2'896,880 the amount of shares issued to carry out the shares exchange derived from the splitting, in order to cover the later totally, so its total amount of shares subscribed and paid that is 956'592,000, be set in 959'488,880 "B-1" Series common, nominal shares with no par-value capital stock expression, but without increasing anyhow, its subscribed and paid capital stock, and it is hence determined that said 2'896,880 shares will have to be taken in consideration for the consolidating purposes mentioned in point II of the Agenda."

"1.7. The amendments to Article Sixth of the social by-laws derived from the previous decisions, shall be carried out upon approaching point III of the Agenda."

**II. Presentation and, should that be the case, approval of a proposal to carry out the consolidation of the Society, as the consolidating entity, with Tenedora U.S., S.A. de C.V., as the consolidated one, and so the exchange proportion due to the exchange consist in the delivery of a new share issued by U.S. Commercial Corp., S.A. de C.V., for every 1.675925926, of Tenedora U.S., S.A. de C.V.; as well as the approval of all consolidating resolutions, proceedings, balance sheets, stock transactions and documents deemed necessary or appropriate. Corresponding decisions.** As for point II of the Agenda, the President presented and submitted to the consideration of the Meeting, a proposal from the Board of Directors of the Society to carry out the consolidation of U.S. Commercial Corp., S.A. de C.V., as the consolidating entity, taking into account the balance sheet of the consolidating entity as of 31 March 2002, which document is an integrating part of the proposal, as well as the balance sheet of the consolidated entity on that same date.

Next, the terms of the abovementioned proposal and the balance sheet were presented in detail and considering that Banco Santander Mexicano, S.A refrained from voting 1'280,406 shares and that the J.P. Morgan Bank also refrained from voting 1'280,406

shares, the Meeting adopted, by a majority of 826'492,452 votes, meaning 99.63% of the totality of represented shares in this reunion, the following:

## DECISIONS

**"II.1.** It is agreed to approve, in compliance with what is set in Article 223, and all others applicable of the General Corporate Commercial Law, the consolidation of U.S. Commercial Corp., S.A. de C.V., as the consolidating entity, with Tenedora U.S., S.A. de C.V. as the consolidated one, all subjected to the approval of the corresponding authorities. The consolidation will be carried out based on the following:

## RESOLUTIONS

**FIRST.- Consolidation:** It is agreed to carry out the consolidation of U.S. Commercial Corp., S.A. de C.V., with Tenedora U.S., S.A. de C.V., with the former as the consolidating entity and the later the consolidated one, hence said consolidation becomes effective, U.S. Commercial Corp., S.A. de C.V will remain and Tenedora U.S., S.A. de C.V. will cease to exist.

**SECOND.- Balance Sheets:** The consolidation will be carried out considering the Balance sheet of the consolidating entity, as base, as of 31 March 2002 and the consolidated entity Balance on that same date, which figures will be restated and adjusted, whatever applies, to the amounts shown upon the time of the consolidation.

**THIRD.- Effects:** The consolidation will be effective, between U.S. Commercial Corp., S.A. de C.V. y Tenedora U.S., S.A. de C.V., as of 1 August 2001, and before third parties, upon the registration of the consolidating agreements before the Public Registry of Commerce of Mexico, Federal District, in compliance with what is set in Article 225 of the General Corporation Commercial Law, and the consolidating entity shall immediately pay its debts and those from the consolidated one to the corresponding creditors not accepting the consolidation but preferring instead, to cash in advance all indebtedness in their favor.

**FOURTH.- Universal Assignment:** Upon the making of the consolidation, the consolidating entity shall absorb unconditionally all assets and liabilities of the consolidated entity, and will universally acquire all the patrimony as well as the rights of the later, and will be responsible, as if they had been its own, all indebtedness and responsibilities of the consolidated entity, and the consolidating entity will subrogate all rights and liabilities of the consolidated one, whether commercial, civil, fiscal and of any other kind, without exception.

**FIFTH.- Capital Stock and Shares:** Since U.S. Commercial Corp., S.A. de C.V. owns 760,596,025 representative stock of Tenedora U.S., S.A. de C.V., capital stock, upon the consolidation: (i) U.S. Commercial Corp., S.A. de C.V capital stock in its minimal fixed part, with no withdrawal right, that currently and in compliance with the social by-laws is $340'073,000.00 Mexican Pesos. (three hundred forty million seventy three thousand Mexican Pesos.), will increase in an amount of $52'246,932.67 Mexican Pesos (fifty two million two hundred forty six thousand nine hundred thirty two 67/100 Mexican Pesos), to show a final figure of $392'319,932.67 Mexican Pesos (three hundred ninety two million three hundred nineteen thousand nine hundred thirty two 67/100 Mexican Pesos), which will be represented by 1,026'583,810 "B-1" Series, common, nominal shares with no par-value capital stock expression, where 54'888,400 of same shall be in the Society's Treasury in compliance with the terms of Article 14 Bis 3.1 of the Securities Market Law and, (ii) Tenedora U.S., S.A. de C.V stockholders, except U.S. Commercial Corp., S.A. de C.V will be entitled to receive for every 1.675925926 shares they may own, one "B-1" Series share from the capital stock U.S. Commercial Corp., S.A. de C.V. will have after the consolidation, and this Society shall issue 118,692,510 new shares of the "B-1" Series, common, nominal shares with no par-value capital stock expression, with No. 1 and following stuck coupons, to be delivered in exchange due to the consolidation, to Tenedora U.S., S.A. de C.V stockholders.

The exchange will be made upon the date or dates and in the terms that the consolidating society shall inform to its stockholders and those from the consolidated one, by means of one or several notices that will have to be published in one or several of the most important newspapers in Mexico City, Federal District.

Since this exchange of shares shall totally cover the stockholders rights in this consolidation, no action or right shall be carried out against the consolidating entity.

**SIXTH.- Social Entities:** The Managing and Observance entities of the consolidating entity shall be integrated in a manner approved by the General Stockholders Ordinary Meeting of U.S. Commercial Corp., S.A. de C.V., held on the same date of its General Stockholders Extraordinary Meeting that approved the consolidation.

**SEVENTH.- Powers of Attorney:** It is expressly determined that all powers of attorney U.S. Commercial Corp, S.A. de C.V., may have granted prior to the enforcement date of the consolidation and that are applicable, shall remain in their terms, for as long as the consolidating society does not modify. Limit or revoke them later, while all powers of attorney Tenedora U.S., S.A de C.V., may have granted prior to the indicated date, shall become void upon the date of the consolidation, as a consequence of its extinction due to the consolidation.

**EIGHTH.- Fiscal Years:** U.S. Commercial Corp, S.A. de C.V, current fiscal year shall end on 31 December 2002, in compliance with what is set in its applicable by-laws, as long as Tenedora U.S. S.A. de C.V. current fiscal year shall terminate in advance on the date the consolidation becomes applicable, in compliance with what is set in the corresponding legal provisions.

**NINTH.- Social By-laws:** U.S. Commercial Corp, S.A. de C.V. social by-laws in force, along with the amendments approved by the consolidating entity General Stockholders Extraordinary Meeting that approved the consolidation shall remain in full force, for all pertinent purposes.

**TENTH.- Expenses:** All expenses, whatever the nature created by the execution of the consolidation shall be paid by the consolidating entity.

**ELEVENTH.- Applicable Law:** whatever is expressly contemplated, this current Agreement shall be ruled by the provisions of the General Commercial Corporation Law and in a complementary manner by the provisions of the Commercial Code and the Civil Federal Code.

**TWELFTH.- Jurisdiction:** For everything regarding the interpretation, enforcement and execution of this current Agreement, the parties expressly abide to the jurisdiction of the competent Courts of Mexico City, Federal District, expressly waiving any other jurisdiction that might correspond them due to their current or future domiciles, or due to any other cause."

"**II.2.** U.S. Commercial Corp, S.A. de C.V., Balance Sheet is approved as of 31 March 2002, so it can be used as the base for the approved consolidation, contemplated in this current point of the Agenda and that, in due time, will be published in the Federation Official Journal, along with the consolidation agreements and Tenedora U.S., S.A. de C.V., Balance Sheet, also as of 31 March 2002, in the terms contemplated in the General Commercial Corporation Law."

"**II.3.** It is approved, that as of now, that upon the application of the consolidation: (i) an increase of capital take place to the minimal fixed capital with no withdrawal right from U.S. Commercial Corp., S.A. de C.V., for an amount of $52'246,932.67 (fifty two million two hundred forty six thousand nine hundred thirty two 67/100 Mexican Pesos) to have a final amount of $392'319,932.67 Mexican Pesos. (three hundred ninety two million two hundred forty six thousand nine hundred thirty two 67/100 Mexican Pesos) for the proper execution

of the consolidating agreements approved by this current Meeting; and (ii) that U.S. Commercial Corp., S.A. de C.V., issue 118'692,510 common, nominal shares with no par-value capital stock expression with No. 1 and following stuck coupons, to be delivered in exchange due to the consolidation, to Tenedora U.S., S.A. de C.V stockholders entitled to do so, and the minimal fixed capital with no withdrawal right of U.S. Commercial Corp, S.A. de C.V., will be represented by 1,026'583,810 shares where 54'888,400 of same will be in the Society's treasury, in compliance with the terms of Article 14 Bis 3.1 of the Securities Act."

**"II.4.** It is expressly authorized that the Society, by means of the representatives of this current Meeting and/or its assignees, proceed to execute all proceedings and celebrate all agreements and contracts deemed necessary or convenient, to carry out the consolidation approved by the Meeting or that may derive from same, and any given representative or assignee shall be entitled to act individually."

**III. Should that be the case, amendment of Articles Sixth and Twentieth of the Social By-laws and addition to same of Article Twentieth Bis Transitory. Corresponding decisions.** Regarding point III of the Agenda, the President submitted to the Meeting, the terms of a proposal from the Board of Directors to amend the Articles contemplated in this point and to add Article Twentieth Bis Transitory in the Social By-laws.

Next, and in compliance with the abovementioned proposal, which was submitted to the consideration of the stockholders, and considering that Banco Santander Mexicano, S.A. refrained from voting 1'765,670 shares and that Banco J.P. Morgan S.A. refrained from voting 1'280,406 shares and voted 15'879,645 shares against it, the Meeting adopted, by a majority of 810'612,807 votes, meaning 97.71% of the totality of the shares represented in the meeting, the following

## DECISIONS

**"III.1**. It is decided to amend Article Sixth of the Social by-laws of U.S. Commercial Corp., S.A. de C.V., in order to, from the moment the consolidation, approved by the Meeting has taken place:, according to what was determined in point II of the Agenda, the amount of minimal fixed capital due to the abovementioned consolidation, with no withdrawal right, be logged in its text, as well as the total of shares with which, and in compliance with the agreements of said consolidation, it might be represented. As a consequence of the aforementioned, said Article will be as follows:

**"ARTICLE SIXTH.- The Capital of the Society is Variable. The minimal fixed capital with no withdrawal right is $392'319,932.67 (three hundred ninety two million three hundred nineteen thousand nine hundred thirty two 67/100 Mexican Pesos), represented by 1,026'583,810 Series "B-1" common, nominal shares with no par-value capital stock expression. The amount of the capital stock variable portion shall not exceed ten times the amount of the fixed minimal capital with no withdrawal right and will be represented by the number of Series "B-1" common, nominal shares with no par-value capital stock expression determined by the General Stockholders Meeting and which will be in compliance with all the other characteristics, should that be the case, determined by the said Meeting."**

"III.2. It is approved to amend Article Twentieth of U.S. Commercial Corp., S.A. de C.V. Social By-laws in order to perform several adjustments in its writing, regarding the integration requirements of the Board of Directors, for the Securities act, and to transfer its last paragraph to a new Article, with some adjustments. With all the abovementioned, from now on, said Article will be written in the following manner:

**"ARTICLE TWENTIETH.- The management, administration and handling of all matters, goods and interests of the Society shall be handled by a Board of Directors composed of a number of Directors no less than five and by a total of Deputy Directors named by the Meeting for up to the same amount of Directors, who will be appointed for a period of one year and who shall remain in their positions until their replacements have been duly appointed and in full control of their positions. The Meeting will have the faculty to determine the manner in which the Deputy Directors shall make up for the Directors, considering that, if the Meeting does not determine the aforementioned, any Deputy Director shall be able to indistinctly make up for any Director. It will not be mandatory for the Directors to be also shareholders. There will be a total observance of what is contemplated in the sixth paragraph and the corresponding items of this current Article, for what is contemplated in the Securities act.**

**Any Stockholder or group of Stockholders representing at least 25% of the total amount of shares will be entitled to name a Director. Said percentage will be 10%, as long as the Society has its stock registered in the Mexican Stock Market.**

Should one or more shareholders come to name Directors, by means o the right to do so, in compliance with what is set in the abovementioned paragraph, the remaining directors shall be named by a simple majority of votes, with no computation of the votes of the minority shareholders who may have made the appointment or appointments.

The appointment of and Director or Deputy Director made by the minority group of shareholders will only be revoked when all the other Directors are equally revoked unless the removal is the result of a justified cause, in compliance with the General Commercial Corporation Law.

The members of the Board of Directors shall not be liable for any responsibility regarding those people with whom they may come to hire on behalf of the Society and will only have with said Society the essential responsibility of their commission and the one derived from the obligations both the Law and the Social By-laws may impose them.

In compliance with the Securities act and regardless of the fact that same may not require the incorporation of the next requirements in the social by-laws, in addition, with respect of the Board of Directors, the following will be honored:

I. The Board of Directors will be integrated by a minimum of 5 (five) and a maximum of 20 (twenty) directors.

II. At least 25% (twenty five percent) of the members of the Board of Directors shall be independent ones in compliance with the terms set in Article 14 Bis 3 of the Securities Act.

III. A Deputy Director shall be named for each Director, taking into account that the deputy directors of all independent directors shall have the same personality.

IV. The auditing committee report shall be submitted to the Board of Directors."

"**III.3.** It is approved to addition a new Article in U.S. Commercial Corp., S.A. de C.V., social by-laws, that will be Article Twentieth Bis Transitory, which will contain the paragraph where it was agreed to transfer from Article Twentieth of said social by-laws. The full writing of the new Article will be as follows:

**"ARTICLE TWENTIETH BIS TRANSITORY.- Regardless of the obligation of the society to honor the principles established in the sixth paragraph and corresponding items, of Article Twentieth of this current social by-laws, and for as long as said Article remains in force, the lack of observance of what is contemplated in said paragraph and its items, for whatever the cause, shall not create nor grant the right to any stockholder or third parties to object the lack of force, regarding the legal actions, contracts, agreements, covenants or any other action the Society might come to carry out by means of, or through its Board of Directors or any other intermediate entity, representative, proxy or assignee, nor will be considered a necessary condition of validity or existence of said actions."**

**IV. Appointment of representatives for the execution of the Meeting's opinions. Corresponding decisions.** Regarding point IV of the Agenda, prior the deliberation of the aforementioned matter, and considering that Banco Santander Mexicano, S.A. refrained from voting 1'765,670 shares, and that Banco J.P. Morgan, S.A. refrained from voting 1'280,406 shares, the Meeting, by a majority of 826'492,452 votes, the 99.63% of the total amount of shares represented in this reunion, adopted the following:

**D E C I S I O N S**

"**IV.1.** It is agreed to appoint Representatives of this Meeting, Messrs. Carlos Slim Domit, Angel Eduardo Peralta Rosado, Humberto Gutiérrez-Olvera Zubizarreta, Eduardo Valdés Acra, Quintín H. Botas Hernández, José de Jesús Gallardo Domínguez, Sergio F. Medina Noriega, Alejandro Archundia Becerra y Mrs. Laura Montes Bracchini."

"**IV.2.** The appointed representatives will be granted all faculties, to, whether convenient or necessary: a) Appear before a Notary Public of their choice, to record officially in one or more documents, the minute of the meeting of this current Meeting; b) Appear before a Notary Public of their choice to grant and convene on behalf of U.S. Commercial Corp, S.A. de C.V. WITH Tenedora U.S., S.A. de C.V., the consolidation approved by this current Meeting, in compliance with the agreements adopted by same; c) Carry out every

fitting and adjustment necessary in this current minute of the meeting and/or in the text of the consolidating agreements, that may derived from any given observation or order from a competent authority, and that the representatives may deem applicable; d) To carry out the necessary inscriptions in the Public Registry of Commerce of Mexico City, Federal District, either themselves or by people they may name for same; e) Prepare and publish all notices necessary or convenient, regarding the decisions adopted by the Meeting; f) Issue certifications of this minute of the meeting, in all its parts and annexes; and g) Carry out any other action and step deemed necessary out, so the all decisions of the Meeting be duly and totally executed and legalized."

"**IV.3.** While fulfilling their professional responsibilities, all appointed representatives will be entitled to act indistinctly and in an individual manner.

Since there were no other matters pending, the minute of the Meeting was read and the same was submitted to the stockholders, who unanimously approved it in these current terms; the meeting was then adjourned, at 12:57 hours, stating that from the beginning until the termination of same, the stockholders or their representatives were present at all times.

This record is signed by the President, the Secretary and the Statutory Examiner, in compliance with what is set in Article Nineteenth of the social by-laws for all pertinent matters.

**PRESIDENT** **SECRETARY**

**MR. CARLOS SLIM DOMIT** **MR. SERGIO F. MEDINA NORIEGA**

**STATUTORY EXAMINER**

**FRANCISCO MACIAS VALADES CPA**

**U.S. COMMERCIAL CORP., S.A. DE C.V.**
**TENEDORA U.S., S.A. DE C.V.**
**NOTICE OF CONSOLIDATION**

In the corresponding U.S. Commercial Corp., S.A. de C.V. and, Tenedora U.S., S.A. de C.V., General Stockholders Extraordinary Meetings, held on 30 July 2002, the consolidation of the former, as the consolidating entity, and the later as the consolidated one, was approved, in compliance with the bases included in the following RESOLUTIONS: FIRST.- Consolidation: It is agreed to carry out the consolidation of U.S. Commercial Corp., S.A. de C.V., with Tenedora U.S., S.A. de C.V., with the former as the consolidating entity and the later the consolidated one, hence said consolidation becomes effective, U.S. Commercial Corp., S.A. de C.V will remain and Tenedora U.S., S.A. de C.V. will cease to exist. SECOND.- Balance Sheets: The consolidation will be carried out considering the Balance sheet of the consolidating entity, as base, as of 31 March 2002 and the consolidated entity Balance on that same date, which figures will be restated and adjusted, whatever applies, to the amounts shown upon the time of the consolidation. THIRD.- Effects: The consolidation will be effective, between U.S. Commercial Corp., S.A. de C.V. y Tenedora U.S., S.A. de C.V., as of 1 August 2001, and before third parties, upon the registration of the consolidating agreements before the Public Registry of Commerce of Mexico, Federal District, in compliance with what is set in Article 225 of the General Corporation Commercial Law, and the consolidating entity shall immediately pay its debts and those from the consolidated one to the corresponding creditors not accepting the consolidation but preferring instead, to cash in advance all indebtedness in their favor. FOURTH.- Universal Assignment: Upon the making of the consolidation, the consolidating entity shall absorb unconditionally all assets and liabilities of the consolidated entity and will universally acquire all the patrimony as well as the rights of the later, and will be responsible, as if they had been its own, all indebtedness and responsibilities of the consolidated entity, and the consolidating entity will subrogate all rights and liabilities of the consolidated one, whether commercial, civil, fiscal and of any other kind, without exception. FIFTH.- Capital Stock and Shares: Since U.S. Commercial Corp., S.A. de C.V. owns 760'596,025 representative stock of Tenedora U.S., S.A. de C.V., capital stock, upon the consolidation: (i) U.S. Commercial Corp., S.A. de C.V capital stock in its minimal fixed part, with no withdrawal right, that currently and in compliance with the social by-laws is $340'073,000.00 Mexican Pesos (three hundred forty million seventy three thousand Mexican Pesos), will increase in an amount of $52'246,932.67 Mexican Pesos (fifty two million two hundred forty six thousand nine hundred thirty two 67/100 Mexican Pesos), to show a final figure of $392'319,932.67 Mexican Pesos (three hundred ninety two million three hundred nineteen thousand nine hundred thirty two 67/100 Mexican Pesos), which will be represented by 1,026'583,810 "B-1" Series, common, nominal shares with no par-value capital stock expression, where 54'888,400 of same shall be in the Society's Treasury in compliance with the terms of Article 14 Bis 3.1 of the Securities Market Law and, (ii) Tenedora U.S., S.A. de C.V stockholders, except U.S. Commercial Corp., S.A. de C.V will be entitled to receive for every 1.675925926 shares they may own, one "B-1" Series share from the capital stock that U.S. Commercial Corp., S.A. de C.V. will have after the consolidation, and this Society shall issue 118'692,510 new shares of the "B-1" Series, common, nominal shares with no par-value capital stock expression, with No. 1 and following stuck coupons, to be delivered in exchange due to the consolidation, to Tenedora U.S., S.A. de C.V. stockholders. The exchange will be made upon the date or dates and in the terms that the consolidating society shall inform to its stockholders and those from the consolidated one, by means of one or several notices that will have to be published in one or several of the most important newspapers in Mexico City, Federal District. Since this exchange of shares shall totally cover the stockholders rights in this consolidation, no action or right shall be carried out against the consolidating entity. SIXTH.- Social Entities: The Managing and Observance entities of the consolidating entity shall be integrated in a manner approved by the General Stockholders Ordinary Meeting of U.S. Commercial Corp., S.A. de C.V., held on the same date of its General Stockholders Extraordinary Meeting that approved the consolidation. SEVENTH.- Powers of Attorney: It is expressly determined that all powers of attorney U.S. Commercial Corp, S.A. de C.V., may have granted prior to the enforcement date of the consolidation and that are applicable, shall remain in their terms, for as long as the consolidating society does not modify. Limit or revoke them later, while all powers of attorney Tenedora U.S., S.A de C.V., may have granted prior to the indicated date, shall become void upon the date of the consolidation, as a consequence of its extinction due to the consolidation. EIGHTH.- Fiscal Years: U.S. Commercial Corp, S.A. de C.V, current fiscal year shall end on 31 December 2002, in compliance with what is set in its applicable by-laws, as long as Tenedora U.S. S.A. de C.V. current fiscal year shall terminate in advance on the date the consolidation becomes applicable, in compliance with what is set in the corresponding legal provisions. NINTH.- Social by-laws: U.S. Commercial Corp, S.A. de C.V. social by-laws in force, along with the amendments approved by the consolidating entity's General Stockholders Extraordinary Meeting that approved the consolidation shall remain in full force, for all pertinent purposes. TENTH.- Expenses: All expenses, whatever the nature created by the execution of the consolidation shall be paid by the consolidating entity. ELEVENTH.- Applicable Law: For whatever is expressly contemplated, this current Agreement shall be ruled by the provisions of the General Commercial Corporation Law and in a complementary manner by the provisions of the Commercial Code and the Civil Federal Code. TWELFTH.- Jurisdiction: For everything regarding the interpretation, enforcement and execution of this current Agreement, the parties expressly abide to the jurisdiction of the competent Courts of Mexico City, Federal District, expressly waiving any other jurisdiction that might correspond them due to their current or future domiciles, or due to any other cause.

The publication of this notice in the Federation Official Journal will be done in compliance with what is set in Articles 223 and 225 of the General Commercial Corporation Law.

Mexico City, 30 July 2002.

| **(Paraph)** | **(Paraph)** |
|---|---|
| **Mr. Sergio Medina Noriega** | **Mrs. Laura Montes Bracchini** |
| **Representative of** | **Representative of** |
| **U.S. Commercial Corp., S.A. de C.V. Assembly** | **Tenedora U.S., S.A. de C.V. Assembly** |

## U.S. COMMERCIAL CORP., S.A. DE C.V.
## BALANCE SHEET AS OF 31 MARCH 2002
## FOR CONSOLIDATING PURPOSES

(Expressed in thousands of Mexican Pesos of purchasing power on that date)

| | | |
|---|---|---|
| **ASSET** | | |
| **Currency:** | | |
| Cash and marketable securities | $ | 1,397,102 |
| Recoverable tax | | 14,315 |
| Total of the currency asset | | 1,411,417 |
| **Prepaid Income Tax** | | 1,573 |
| **Investment in stock of subsidiary** | | 3,366,065 |
| | $ | 4,779,055 |
| **Liabilities and stockholders investment** | | |
| **Currency:** | | |
| Tax on asset | $ | 3,406 |
| Total of current liabilities | | 3,406 |
| **Investment of stockholders:** | | |
| Capital Stock | | 330,874 |
| Restatement of Capital | | 1,440,441 |
| Premium on subscription of shares | | 566,016 |
| Reserve for acquisition of own shares | | 730,839 |
| Retained earnings | | 1,930,836 |
| Accumulated effect of deferred Income Tax | | -51,431 |
| Accumulated profit and loss due to restatement | | -171,926 |
| Total of stockholders investment | $ | 4,775,649 |
| | $ | 4,779,055 |

This current balance is the base for the consolidation of U.S. Commercial Corp., S.A. de C.V., as the consolidating entity, and Tenedora U.S., S.A. de C.V., as the consolidated one and it is published along with the consolidating resolutions, in compliance with what is set in Article 223 of the General Commercial Corporation Law

(Paraph)
Mr. Sergio Medina Noriega
Representative

---

## TENEDORA U.S., S.A. DE C.V.
## BALANCE SHEET AS OF 31 MARCH 2002
## FOR CONSOLIDATING PURPOSES

(Expressed in thousands of Mexican Pesos of purchasing power on that date)

| | | |
|---|---|---|
| **ASSET** | | |
| **Currency:** | | |
| Cash and marketable securities | $ | 447,144 |
| Recoverable Tax | | 11 |
| Total of the currency asset | | 447,155 |
| **Investment in stock of subsidiary** | | 3,856,556 |

| | | |
|---|---|---|
| | $ | 4,303,711 |
| **Liabilities and stockholders investment** | | |
| **Currency:** | | |
| Accumulated liabilities | $ | 1,306 |
| Tax on asset | | 4,685 |
| Total of cash liabilities | | 5,991 |
| **Deferred Income Tax** | | 64,111 |
| Total of liabilities | | 70,102 |
| | | |
| **Stockholders investment:** | | |
| Capital Stock | | 254,965 |
| Restatement of Capital Stock | | 1,625,380 |
| Premium in subscription of shares | | 2,283,876 |
| Accumulated earnings | | 276,631 |
| Accumulated effect of deferred income tax | | -64,686 |
| Accumulated income due to restatement | | -142,557 |
| Total of stockholders investment | $ | 4,233,609 |
| | $ | 4,303,711 |

This current balance is the base for the consolidation of U.S. Commercial Corp., S.A. de C.V., as the consolidating entity, and Tenedora U.S., S.A. de C.V., as the consolidated one and it is published along with the consolidating resolutions, in compliance with what is set in Article 223 of the General Commercial Corporation Law.

(Paraph)
Mrs. Laura Montes Bracchini
Representative

**To Messrs. Stockholders from**
**U.S. Commercial Corp., S.A. de C.V.**

As Statutory Examiner and in compliance with what is set in Article 166 of the General Commercial Corporation Law and U.S. Commercial Corp, S.A. de C.V., By-laws, I hereby submit my opinion regarding the truthfulness, sufficiency and reasonability of the information the Honorable Board of Directors has submitted to you, regarding the status of the Society, for the period of 32 days ending on 31 December 2001.

I have obtained from the Directors and Administrators all the information regarding the operations, documents and record books I deemed necessary to study. My examination has been carried out in compliance with the auditing standards generally accepted in Mexico.

Also, I have examined the Balance Sheet, both individual and consolidated of the Company as of 31 December 2001 and the stockholders corresponding income, investment and changes statements for the period of 32 days ending on that date, which are submitted to the consideration of this Honorable Meeting for its information and approval. In order to submit this report, I have leaned on the opinions regarding said financial statements issued by Messrs. Ruiz, Urquiza y Cía., S.C., who are independent auditors of the Society.

I have the following observation to make, as a result of my analysis:

In the General Stockholders Extraordinary Meeting, held on 21 November 2001, the partial splitting of Grupo Carso, S.A. de C.V., as the splitting society, and U.S. Commercial Corp, S.A. de C.V., as the split society, which most relevant asset is represented by the investment in CompUSA., S.A de C.V. shares, was approved and was effective as of 29 November 2001.

In my opinion, both the criteria as well as the accounting and information policies followed by the Society and considered by the Administrators to prepare the financial information submitted by same, are adequate and sufficient: consequently, the information submitted by the administrators shows in all truthfulness, veracity and sufficiency, U.S. Commercial Corp., S.A. de C.V., financial situation, as of 31 December 2001, as well as the operations profits, the variations en the stockholders investment and the changes in the financial position for the period of 32 days ending on said date, in compliance with the accounting principles generally accepted in Mexico.

Walter Fraschetto CPA.
STATUTORY EXAMINER

28 March 2002.

**To Messrs. Stockholders from**
**U.S. Commercial Corp., S.A. de C.V.**

As Statutory Examiner and in compliance with what is set in Article 166 of the General Commercial Corporation Law and U.S. Commercial Corp, S.A. de C.V., By-laws, I hereby submit my opinion regarding the truthfulness, sufficiency and reasonability of the information the Honorable Board of Directors has submitted to you, regarding the status of the Society, for the period of 32 days ending on 31 December 2001.

I have obtained from the Directors and Administrators all the information regarding the operations, documents and record books I deemed necessary to study. My examination has been carried out in compliance with the auditing standards generally accepted in Mexico.

Also, I have examined the Balance Sheet, both individual and consolidated of the Company as of 31 December 2001 and the stockholders corresponding income, investment and changes statements for the period of 32 days ending on that date, which are submitted to the consideration of this Honorable Meeting for its information and approval. In order to submit this report, I have leaned on the opinions regarding said financial statements issued by Messrs. Ruiz, Urquiza y Cía., S.C., who are independent auditors of the Society.

I have the following observation to make, as a result of my analysis:

In the General Stockholders Extraordinary Meeting, held on 21 November 2001, the partial splitting of Grupo Carso, S.A. de C.V., as the splitting society, and U.S. Commercial Corp, S.A. de C.V., as the split society, which most relevant asset is represented by the investment in CompUSA., S.A de C.V. shares, was approved and was effective as of 29 November 2001.

In my opinion, both the criteria as well as the accounting and information policies followed by the Society and considered by the Administrators to prepare the financial information submitted by same, are adequate and sufficient: consequently, the information submitted by the administrators shows in all truthfulness, veracity and sufficiency, U.S. Commercial Corp., S.A. de C.V., financial situation, as of 31 December 2001, as well as the operations profits, the variations en the stockholders investment and the changes in the financial position for the period of 32 days ending on said date, in compliance with the accounting principles generally accepted in Mexico.

Walter Fraschetto CPA.
STATUTORY EXAMINER

28 March 2002.

## U.S. Commercial Corp., S.A. de C.V.

Financial Statements as of 31 December 2001
Expressed in thousands of Mexican Pesos of purchasing power on that date.

And Report from the auditors.

**To Messrs. Stockholders from**
**U.S. Commercial Corp., S.A. de C.V.,**

We have examined the Balance sheet of U.S. Commercial Corp., S.A. d e C.V., as of 31 December 2001 as well as the corresponding stockholders' statement of earnings and investment, as well as the changes in the financial position for the period of 32 days ending on said date. Said financial statements are the responsibility of the Management of the Company. Our responsibility is to express an opinion regarding same, based on our audit.

Our examination was carried out in compliance with the auditing standards generally accepted in Mexico, which require that the audit be planned and carried out in a manner that allows obtaining a reasonable assurance that the financial statements do not have relevant errors and that they are prepared in compliance with accounting principles generally accepted in Mexico. The audit consists in the examination, based on spot checks, of the evidence that supports the figures and disclosure of the financial statements; also, it includes the evaluation of the accounting principles applied, of the significant estimates carried out by Management, as well as the presentation of the financial statements, as a whole. We consider that our examination offers a reasonable base to support our opinion.

As it is mentioned in Note 1, in the financial statements, in a General Stockholders Extraordinary Meeting, held on 21 November 2001, the splitting of Grupo Carso, S.A. de C.V., as the splitting society, and U.S. Commercial Corp, S.A. de C.V., as the split society, which most relevant asset is represented by the investment in CompUSA., S.A de C.V. shares, was approved and was effective as of 29 November 2001.

The enclosed financial statements have been prepared to be used by the Stockholders Meeting of the Company and hence, reflect the investment in subsidiary companies under the method of equity, instead of a consolidated base. Consolidated financial statements have been prepared, separately to obtain a complete information regarding U.S. Commercial Corp., S.A. de C.V., and subsidiary company, and we have expressed our corresponding opinion. Basic Condensed information of the consolidated financial statements is submitted in Note 2.

In our opinion, the enclosed financial statements present reasonably, in all the relevant matters, the financial position of U.S. Commercial Corp. S.A. de C.V., as of 31 December 2001 as well as the profit and loss of its transactions, the stockholders investment and the changes in its financial position for the period of thirty two days that ended on that date, in compliance with the accounting principles generally accepted in Mexico.

Ruiz, Urquiza y Cía., S.C.

Francisco Macías Valadez Treviño. CPA.
28 March, 2002.

U.S. Commercial Corp., S.A. de C.V.

Balance Sheet as of 31 December 2001
Expressed in thousands of Mexican Pesos of purchasing power on that date.

**Asset**

| | |
|---|---|
| **Currency:** | |
| Cash and marketable securities | $ 1,386.549 |
| Recoverable tax | 2,516 |
| Total of the currency asset | 1,389,065 |
| **Prepaid Income Tax** | 353 |
| **Investment in stock of subsidiary** | 3,460,639 |
| | $ 4,850,057 |

**Liabilities and stockholders investment**

| | |
|---|---|
| **Currency:** | |
| Tax on Asset | $ 1,135 |
| Total of the currency liabilities | 1,135 |
| **Investment of stockholders**: | |
| Capital stock | 1,747,310 |
| Premium on capital stock subscription | 558,346 |
| Reserve for the acquisition of own stock | 720,935 |
| Retained profits | 1,906,722 |
| Accumulated effect of deferred income tax | (34,829) |
| Retained income due to restatement | (49,562) |
| Total of stockholders investment | 4,848,922 |
| | $ 4,850,057 |

The enclosed notes are an integral part of this statement.

U.S. Commercial Corp., S.A. de C.V.

Statement of earnings
For the period of thirty two days ended on 31 December 2001
Expressed in thousands of Mexican Pesos of purchasing power on that date

| | |
|---|---|
| **Equity in Profit and Losses of subsidiary company of the period** | $ (61,080) |
| **Administrative expenses** | (13) |
| Transaction loss | (61,093) |
| **Integral cost of financing:** | |
| Interest earned, net | 6,909 |
| Exchange loss, net | (5,694) |
| Loss for monetary position | (1,944) |
| | (729) |
| Loss before prepaid income tax | (61,822) |
| **Prepaid income tax** | 351 |
| Net loss of the period | $ (61,471) |

The enclosed notes are an integral part of this statement.

date

ital Stock

| | | | | | | Total Stockholders Investment |
|---|---|---|---|---|---|---|
| 5 | $ 1,602,300 | $ 2,255,843 | $ 355,305 | $ - | $ 67,101 | $ 4,535,514 |
| | - | - | - | (45,099) | - | (45,099) |
| 5 | 1,602,300 | 2,255,843 | 355,305 | (45,099) | 67,101 | 4,490,415 |
| | - | - | - | - | 61,669 | 61,669 |
| | - | - | - | - | (122,704) | (122,704) |
| | - | - | | - | - | (76,822) |
| | - | - | | - | (61,035) | (137,857) |
| 5 | $ 1,602,300 | $ 2,255,843 | $ 278,483 | $ (45,099) | $ 6,066 | $ 4,535,514 |

The enclosed notes are an integral part of this statement.

U.S. Commercial Corp., S.A. de C.V.

Statement of changes in the financial position
For the period of thirty two days ended on 31 December 2001
Expressed in thousands of Mexican Pesos of purchasing power on that date

| | |
|---|---|
| **Operations:** | |
| Net loss in the period | $ (61,471) |
| More –(less) Items in profit and loss that didn't create funds | |
| Interest in profit and loss of subsidiary company for the period | 61,080 |
| Advanced Income Tax | (351) |
| Net funds applied to profit and loss | (742) |
| Net changes in the working capital, except treasury | (1,382) |
| Net funds applied to operations | (2,124) |
| **Financing:** | |
| Splitting effect, net due to the conversion effect | 1,388,673 |
| Net increase and balance at the end of the cash and marketable securities period | 1,386,549 |

The enclosed notes are an integral part of this statement.

Notes regarding the financial statements as of 31 December 2001
Expressed in thousands of Mexican Pesos of purchasing power on that date.

## 1 Activities and splitting:

U.S. Commercial Corp., S.A. de C.V. ("US Commercial Corp" or the "Company", is the holder of 79.51% of Tenedora, U.S., S.A. de C.V., ("Tenedora US" stock, which is itself the holder of 100% of Sanborns LLC stock, which holds 51% of CompUSA Inc., and subsidiaries ("CompUSA") stock, which is mainly dedicated to the management of personal computers specialized stores, software, accessories and corresponding services, in the United States of America (USA).

In the General Stockholders Extraordinary Meeting, held on 21 November 2001, the partial splitting of Grupo Carso, S.A. de C.V., as the splitting society, and U.S. Commercial Corp, S.A. de C.V., as the split society, which most relevant asset is represented by the investment in CompUSA., S.A de C.V. shares, was approved and was effective as of 29 November 2001.

The company has no employees and all administrative services are provided by a sole administrator who doesn't receive any remuneration; consequently it doesn't have to make prepaid profit sharing payments to the personnel, nor does it have any labor obligations.

## 2 Main accounting policies:

The preparation of the enclosed financial statements dictates that Management carry out certain estimates and use certain assumptions to determine the valuation of certain entries included in the financial statements and also in order to carry out the necessary disclosures required in same. Even though they may come to differ form their final effect, Management considers that the estimates and assumptions used were the adequate ones according to the circumstances. Next is a summary of the main accounting policies honored by the Company:

### (a) Recognition of the inflationary effects in the financial information-

At the end of each year, the Company restates all the financial statements, in terms of purchasing power of the currency, hence acknowledging the inflationary effects.

Next is a description of what was done to acknowledge the effect of inflation in terms of purchasing power of the closing currency:

- *In the balance sheet:*

  The investment in stock of the subsidiary company, abroad, located in the USA is restated by recognizing the equity method in the figures converted to Mexican pesos, in compliance with Bulletin B-15 "Transactions in foreign currency and conversion of financial statements of foreign currency transactions", issued by the Mexican Institute of Public Accountants, A.C.

  The accumulated and contributed capital and other non monetary entries are restated with a factor derived from the National Index of Consumer Prices (INPC), from the date of generation or margin requirements

- *In the statement of income:*

  The expenses that affect or come from a currency entry are restated in the month in which they occur until the close, using factors derived from the INPC.

  The result due to currency position, that represents the erosion caused by inflation in the purchasing power of all monetary entries, is determined by applying the inflation factor

derived from the INPC, to the net monetary asset or liabilities at the beginning of each month, and is restated at the close of the year with the corresponding factor.

- *In the other statements*:

The accumulated income due to restatement shown in the stockholders investment statement, is mainly formed by the income of non monetary assets ownership which represents the change in the specify level of investment prices in subsidiary companies and its effect in the profit and loss, regarding the INPC, as well as for the conversion effect.

The statement of changes in financial position presents the changes in constant pesos.

**(b) Marketable Securities-**

All marketable securities are mainly represented by bank deposits and short term investment funds, at market value (cost plus accumulated yield).

**(c) Investment in stock of subsidiary-**

The financial statements were prepared to be used by the Company Stockholders Meeting, hence reflecting the investment in subsidiary under the equity method. Consolidated financial statements have been prepared, separately to obtain a complete information regarding U.S. Commercial Corp., S.A. de C.V., and subsidiary company. Basic Condensed information of the consolidated financial statements is presented next:

| | |
|---|---|
| Total assets | $ 18,099,305 |
| Total liabilities | $ 8,572,484 |
| Net sales | $ 37,878,505 |
| Transaction loss | $ (240,570) |

The equity income and the patrimonial changes of subsidiaries bought or sold in the year, are included in the financial statements from or until the date when the transactions where carried out, restated in terms of purchasing power of the currency at the end of the period.

**(d) Income tax-**

The Company registers the income tax asset or liabilities deferred effect or asset tax based on the accumulated effect of temporary entries between the assets and liabilities amounts for accounting and fiscal purposes on the date of the balance sheet, as a long term asset or liability with the tax rate that is believed to be reversed. The deferred effect as of 31 December 2001 represents a long term asset for $ 353.

**(e) Integral cost of financing-**

The integral cost of financing includes all the concepts of income or financial expenses, such as interests, foreign exchange losses or loss due to monetary position, as they occur or are accrued.

Expressed in thousands of Mexican Pesos of purchasing power on that date.

Transactions in foreign currency are logged at the existing exchange rate on the date of the operation and both the assets and liabilities in foreign currency are adjusted at the applicable exchange rate at the close of the year, affecting the profit and loss, as part of the integral cost of financing.

**(f) Integral income-**

All entries part of the "integral income", which is integrated by the net profit of the period and the entries representing either a profit or a loss, that according to specific provisions, are directly presented in the stockholders investment, such as the conversion effects and restatement of the period, are grouped in the stockholders investment statement.

## 3 Fiscal environment:

**Regime of income tax and to asset-**

The Company is subjected to the income tax (ISR) and the asset tax (IMPAC). The ISR is calculated by considering as either taxable or deductible certain effects of inflation, which allows the deduction of current costs and, the inflation effect is either accumulated or deducted over certain assets and monetary liabilities, by means of the inflationary component, which is similar to the income due to monetary position. As of 31 December 2001, the tax rate was 35%, having to pay, until that date, the tax every year at a 30% rate, and the residuary when profits are distributed.

As of the year 2002, the adjournment of the payable portion upon distributing dividends, is eliminated. The ISR rate will be 35% in 2002, 34% in 2003, 33% in 2004 and 32% in 2005.

On the other hand IMPAC is charged at a 1.8% rate over a net average of the majority of assets (a restated values) minus certain liabilities and is only paid by the amount exceeding the yearly Income Tax. Any payment made is recoverable against the amount in which the Income Tax exceeds IMPAC in the three previous years and the ten following ones.

**Accounting and fiscal income-**

**The relevant entries affecting the determination of the fiscal income are:**

| | | |
|---|---|---|
| Loss before Income Tax paid in advance | $ | (61,822) |
| More (or less)- | | |
| Permanent items | | |
| Interest in income of subsidiary companies | | 61,080 |
| **Inflationary Component, net** | | (2,184) |
| Loss due to monetary position | | 1,944 |
| Fiscal loss | $ | (982) |

Redeemable fiscal loss and recoverable IMPAC

As of 31 December 2001, the Company has a redeemable and recoverable fiscal loss for Income Tax purposes and IMPCA will be indexed in the year when it is applied or recovered, for a restated amount of

Expressed in thousands of Mexican Pesos of purchasing power on that date.

| Maturity | Redeemable Loss | IMPAC Recoverable |
|---|---|---|
| 2011 | $ 1,007 | $ 2,217 |

**Analysis of deferred taxes-**

The fiscal effects of the temporary differences that cause an asset of deferred taxes, in compliance with Bulletin D-4, corresponds to the redeemable fiscal loss of $ 351.

## 4 Stockholders investment:

As of 31 December 2001, the capital stock is represented by 915,000,00 common, nominal shares with no par-value capital stock expression, totally subscribed and paid.

As of 31 December 2001, the nominal total of the reserve for the acquisition of own shares amounts to $ 719,927. Also, it is specified that the maximum amount of capital stock that can be affected for the acquisition of own shares is up to $100,000 at par value y shall not exceed the total balance of accumulated earnings. There are 24,750,000 own shares, pending of placement, as of 31 December 2001.

As of 2002, the withholding tax over dividends was eliminated. Should there be a profit sharing not causing the applicable tax to the company, said tax will have to be paid upon the distribution of dividend. Hence, the Company must keep track of all tax causing earnings.

Capital reductions will be taxable over the surplus of the shared amount, against its fiscal value, determined in accordance with what is set in the Income Tax Law.

Report from the Board of Directors

Messrs. Stockholders:

Economic Overview

2001 was for Mexico a particularly difficult year. Submerged in the beginning of a new presidential administration and also affected by the deterioration of the main economic variables worldwide, particularly the recession undergone by the American economy, after several years of on going growth, the Mexican economy, itself showed macro economic results well under the expected ones considered by the end of the year 2000. Hence, the Gross National Product (PIB in Mexico) showed a 0.3% drop as opposed to the same period of the previous year, due, among other factors to the encroachment of the added demand, placing said PIB in $6,395 million constant Mexican Pesos as of the closing of 2001.

The National Consumer Price Index (INPC) growth rate was 4.4%, meaning a 210 points reduction as opposed to the 6.5% forecasted one, in the Economic Policy General Criteria (CGPE), for 2001.

The exchange rate in 2001 kept an average parity of $9.34, a range below the one considered for the making of the 2001 Federal Budget. The significant demand of Mexican Pesos, due to the increase of Direct Foreign Investment (IED), which grew in 74%, in the previous year, largely explains the strengthening of the Mexican Peso. In 2001, the current account deficit reached $17,457 U$ million dollars, meaning a 2.5% of the aforementioned PIB.

The balance of trade showed a $9,729 U$ million dollars deficit, meaning a 1.4% of said PIB, due to a 4.8% decrease in exports, meaning $ 158,547 U$ million dollars; imports, on the other hand were U$ 168,276 million dollars. International reserves were U$ 40,880 million dollars, hence showing a 22% increase, as opposed to 2000 level.

The Treasury Certificates (CETES) that work as reference interest rate, yielded a 11.3% rate in the corresponding 28 day term, hence showing a 4 points in percentage, regarding the same period of the previous year. On the other hand the Interbank Offered Rate of Equilibrium (TIIE), in the same trend, averaged 12.8%, which favorably compares against the 17.0% of the year 2000.

Transaction and Financial Income

By the end of 2001, the split of Grupo Carso, S.A. de C.V. (GCarso) and Grupo Sanborns, S.A. de C.V. (GSanborns) was approved, mainly to divide 51% of CompUSA stock, owned by GCarso, through GSanborns, which was contemplated to be carried out by means of three consecutive transactions; the first two ones were approved in November 2001 by Grupo Carso and GSanborns by means of the split of each one of them, where the outcome was the creation of two completely independent controlling entities, as split societies: Tenedora U.S., S.A. de C.V. (Tenedora) and U.S. Commercial Corp., S.A. de C.V. (U.S. Commercial). The last Transaction will be the merger of said split companies, where U.S. Commercial shall continue to exist, and the main purpose shall be retaining the indirect ownership of 51% of CompUSA stock, with an initial cash amount, equivalent in Mexican Pesos, of approximately U$ 200 million dollars, that will be used for several purposes, one of them being the repurchasing of stock, debt free, for the time being.

Since U.S. Commercial capital stock representative stock have been registered in the Securities Section of the Securities National Registry, and that they were authorized to quote in the stock exchange, it is contemplated to appoint, in the coming stockholders meeting where this current report is to be submitted, the members of the corresponding committee(s), besides naming the society's members of the board of directors.

It is considered that the split will allow U.S. Commercial to have a healthy structure to carry out and back up its commercial transactions in the United States.

Since US Commercial is a strictly stock owner, all transactions are carried out by means of its subsidiaries, mainly CompUSA.

CompUSA is one of the most important commercial stores chain of computers, products and technological services in the United States, with a national market coverage in said country. The main component of the business is retail sales through its Super Stores chain. However, CompUSA promotes through said store format, its direct sales division and offers products and services to corporate, government and educational entities, as well as training and technical services.

As explained in the financial statements, the company's most important asset is represented by CompUSA Inc., stock. The split was effective on 29 November 2001, but, since split involves companies with common stockholders, a combination of interests is assimilated. Hence, the

enclosed financial statements show said split, in a retroactive manner, as if it had occurred on 1 March 2000.

Accumulated net sales at the closing of 2001 were $ 37,878 million Mexican Pesos. During the year 2000, sales showed a level of $ 37,988 million Mexican Pesos. CompUSA 2001 sales were affected by the economic slump in the United States and by a drop in purchases, after the September terrorist attack. However, CompUSA kept on changing its blend of sales towards products and services with higher profit margins, that go along with its purpose of becoming a technological integral solutions provider.

Gross profit for 2001 was $7,378 million Mexican Pesos, meaning a 19.5% gross margin, very similar to the 19.3% of the year 2000 term. As for the operating profit in 2001, there was a $241 million Mexican Pesos loss, meaning –0.6% compared with the year sales. In the 2000 March-December period, the operating profit was $211.9 million Mexican Pesos, which represented 0.6% of the sales in the abovementioned period. CompUSA commercial activity during the second quarter of 2001 was the determination factor in that year's income.

The operating flow (Ebitda) reached $280 million Mexican Pesos, with a 0.7% Ebitda margin, compared to the $723 million Mexican Pesos in the year 2000, representing a 1.9% Ebitda margin.

U.S. Commercial consolidated net debt was $565 million Mexican Pesos at year end, which is considered a healthy one. 100% of the debt was in U$ dollars and 72% of same was structured in the long term.

Yours Truly,

Mr. Carlos Slim Domit

Chairman of the Board of Directors.

# U.S. Commercial Corp., S.A. de C.V., Board of Directors

| NAME | POSITION | YEARS AS DIRECTOR * | KIND OF DIRECTOR |
|---|---|---|---|
| **REGULAR DIRECTORS** | | | |
| MR. CARLOS SLIM DOMIT | President – Grupo Carso<br>President - Grupo Sanborns<br>Director General - Sanborns Hermanos<br>Vice-president - Teléfonos de México<br>Vice-president - Carso Global Telecom | | Patrimonial<br>Related |
| MR. CLAUDIO X. GONZÁLEZ LAPORTE | President - Kimberly Clark de México | | Independent |
| C. P. A RAFAEL MOISÉS KALACH MIZRAHI | President and Director General - Grupo Kaltex | | Independent |
| MR. ÁNGEL EDUARDO PERALTA ROSADO | Vice-president – Grupo Sanborns<br>Vice-president – Tenedora U.S. | | Independent |
| C. P. A. JUAN ANTONIO PÉREZ SIMON | President - Sanborns Hermanos<br>Vice-president - Teléfonos de México | | Independent |
| MR. AGUSTÍN SANTAMARINA VÁZQUEZ | Director- Santamarina y Steta | | Independent |
| MR. MARCO ANTONIO SLIM DOMIT | President - Grupo Financiero Inbursa<br>Director General – Grupo Financiero Inbursa | | Patrimonial<br>Related |
| MR. PATRICK SLIM DOMIT | Marketing Commercial Director<br>Vice-president of Grupo Carso<br>Massive - Teléfonos de México<br>President - Ferrosur | | Patrimonial<br>Related |
| **DEPUTY DIRECTORS** | | | |
| MR. ARTURO ELIAS AYUB | Director of Strategic Alliances, Comunication and Institutional Relations - Teléfonos de México | | Related |
| C. P. A HUMBERTO GUTIÉRREZ-OLVERA ZUBIZARRETA | Director General - Grupo Carso<br>Director General - Condumex<br>President - Frisco<br>President - Nacobre | | Independent |
| MR. CARLOS HAJJ ABOUMRAD | Director General - Artes Gráficas Unidas – Galas de México | | Independent |
| MR. DANIEL HAJJ ABOUMRAD | Director General - Carso Global Telecom<br>Director General - América Móvil | | Related |
| MR. ISAAC MASSRY NAKASH | Director General - Promotora Musical | | Independent |
| MR. ALFONSO SALEM SLIM | Director General - Hoteles Calinda | | Independent |
| MR. EDUARDO VALDÉS ACRA | Director General - Inversora Bursátil<br>President - Banco Inbursa | | Independent |
| C.P. A. EDUARDO ZEA MIR | Director General - Sears Roebuck de México | | Independent |

* U.S. Comercial Corp., S.A. de C.V., was constituted on 29 de November 2001.

## U.S. COMMERCIAL CORP., S.A. DE C.V. BOARD OF DIRECTORS APPOINTED UPON THE CREATION OF THE SOCIETY ON 29 NOVEMBER 2001.

**Carlos Slim Domit**. He has a Business Administration Degree from the Universidad Anáhuac. He is 35 years old. President of Grupo Carso S.A. de C.V., Grupo Sanborns, S.A. de C.V., and Tenedora U.S., S.A. de C.V., Chairman of the Board, and Vice-president of the Board of Directors of Teléfonos de México, S.A. de C.V and Carso Global Telecom, S.A. de C.V. He is Director General of Sanborns Hermanos, S.A. and Director, among others, of the following companies: Sanborns Hermanos, S.A., Promotora Sanborns, S.A. de C.V., Sears Roebuck de México, S.A. de C.V., Cigarros la Tabacalera Mexicana, S.A. de C.V., Grupo Condumex, S.A. de C.V., Promotora Musical, S.A. de C.V., and Controladora y Administradora de Pastelerías, S.A. de C.V

**Claudio X. González Laporte**. He is an engineer from the Universidad Nacional Autónoma de México He has been, for 27 years, Chairman of the Board of Kimberly Clark de México, S.A. de C.V. He is 68 years old and is member of the Board of Directors of the following companies: Grupo Carso, S.A. de C.V., Grupo Sanborns, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Teléfonos de México, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Grupo Condumex, S.A. de C.V., Tenedora U.S., S.A. de C.V., Kimberly Clark Corporation, General Electric Co., Kellogs Co., Unilever, Grupo Alfa, S.A. de C.V., Grupo México, S.A. de C.V., Grupo Modelo, S.A. de C.V., The México Fund Inc .

**Rafael Moisés Kalach Mizrahi**. He is a CPA from the Universidad Nacional Autónoma de México, and has been President and Director General of Grupo Kaltex, S.A. de C.V., for 17 years. He is 55 years old and is a member of the Board of Directors of the following companies: Grupo Carso, S.A. de C.V., Grupo Sanborns, S.A. de C.V., Tenedora U.S., S.A. de C.V. and Banco Nacional de México, S.A .

**Ángel Eduardo Peralta Rosado**. He is an architect from the Universidad Nacional Autónoma de México, and is currently Vice-president of the Board of Directors of Grupo Sanborns, S.A. de C.V. and of Tenedora U.S., S.A. de C.V., as well as Construction and Expansion Director of Grupo Sanborns, S.A. de C.V. and Tenedora U.S., S.A. de C.V., as well as Director General of Construcción y Expansión. He is 71 years old with a 45-year seniority in Sanborns Hermanos, S.A.. He is member of the Board of Directors of, among other companies: Grupo Sanborns, S.A. de C.V., Sears Roebuck de México, S.A. de C.V and Sanborns Hermanos, S.A.

**Juan Antonio Pérez Simón**. He is a Certified Public Accountant from the Universidad Nacional Autónoma de México. He is 61 years old and has been Vice-president of Teléfonos de México, S.A. de C.V., as well as Chairman of the Board of Sanborns Hermanos, S.A., and is a regular director of the following companies, among others: Grupo Carso, S.A. de C.V., Grupo Sanborns, S.A. de C.V., Grupo Financiero Inbursa, S.A. de

C.V., Cigarros la Tabacalera Mexicana, S.A. de C.V., Radiomóvil Dipsa, S.A. de C.V., Sears Roebuck de México, S.A. de C.V., Industrias Nacobre, S.A. de C.V., Empresas Frisco, S.A. de C.V., Tenedora U.S., S.A. de C.V:

**Agustín Santamarina Vázquez**. He has a degree from the Escuela Libre de Derecho, and is currently a consultant in the firm Despacho Santamarina y Steta, S.C. He is 76 years old and is director of, among other companies, of the following firms: Alcatel Indetel, S.A. de C.V. (President), Apasco, S.A. de C.V. (President), Kimberly Clark de México, S.A. de C.V. (Vice-president), Grupo Carso, S.A. de C.V. (Director), Grupo México, S.A. de C.V. (Director and Secretary), Grupo Condumex, S.A. de C.V. (Director), Industrias Nacobre, S.A. de C.V. (Director), Tenedora U.S., S.A. de C.V. (Director), San Luis Corporación, S.A. de C.V. (Director and Secretary), Alfa, S.A. de C.V. (Director) .

**Marco Antonio Slim Domit**. He has a Business Administration degree from the Universidad Anáhuac. He is Chairman of the Board of Grupo Financiero Inbursa, S.A. de C.V. Since 25 August 1997, he is Director General of Grupo Financiero Inbursa, S.A. de C.V. He is 34 years old and Director, among other companies, of: Grupo Financiero Inbursa, S.A. de C.V., Grupo Carso, S.A. de C.V., Grupo Sanborns, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Teléfonos de México, S.A. de C.V., Grupo Condumex, S.A. de C.V. and Tenedora U.S., S.A. de C.V

**Patrick Slim Domit**. He has a Business Administration degree from the Universidad Anáhuac. He is Vice-president of Grupo Carso, S.A de C.V. Board of Directors and Commercial Director of Massive Market in Teléfonos de México, S.A. de C.V. He was Director General of Grupo Carso, S.A. de C.V., and Industrias Nacobre, S.A. de C.V. He is 33 years old and Director of the following companies, among others: Grupo Carso, S.A. de C.V., Grupo Sanborns, S.A. de C.V., Porcelanite, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Teléfonos de México, S.A. de C.V., Grupo Condumex, S.A. de C.V., Empresas Frisco, S.A. de C.V., Ferrosur, S.A. de C.V. (President), Sears Roebuck de México, S.A. de C.V., Cigarros la Tabacalera Mexicana, S.A. de C.V., Industrias Nacobre, S.A. de C.V. and Tenedora U.S., S.A. de C.V

**Arturo Elias Ayub**. He Is Director of Strategic Alliances, Communications and Institutional Relations of Teléfonos de México, S.A. de C.V., and of Fundación Telmex. He is 36 years old and is Director of the following companies, among others: Teléfonos de México, S.A. de C.V., Grupo Carso, S.A. de C.V., Grupo Sanborns, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Sears Roebuck de México, S.A. de C.V., Prodigy Communications Inc. and Tenedora U.S., S.A. de C.V

**Humberto Gutiérrez-Olvera Zubizarreta**. He is a Certified Public Accountant from the Escuela Bancaria y Comercial. He is Director General of Grupo Carso, S.A. de C.V., and Director General of Grupo Condumex, S.A. de C.V., since 1995. He is also Chairman of the Board of Directors of Empresas Frisco, S.A.. de C.V. e Industrias Nacobre, S.A. de C.V. He is 61 years old and Director of, among other companies, of: Grupo Carso, S.A. de C.V., Grupo Sanborns, S.A. de C.V., Teléfonos de México, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Ferrosur, S.A. de C.V. and Tenedora U.S., S.A

**Carlos Hajj Aboumrad**. He has an Accounting Degree from the Universidad Iberoamericana, and is currently Chairman of the Board of Directors and Director General of Artes Gráficas Unidas, S.A. de C.V. and of Galas de México, S.A. de C.V., as well as Deputy Director in Bicicletas de México, S.A. de C.V.. He is 39 years old and Director of, among other companies, of the following firms: Banco Inbursa, S.A., Grupo Carso, S.A. de C.V., Grupo Sanborns, S.A. de C.V., Porcelanite, S.A. de C.V., Inversora Bursátil, S.A. de C.V. Casa de Bolsa, and Tenedora U.S., S.A. de C.V

**Daniel Hajj Aboumrad**. He has a Business Administration degree from the Universidad Anáhuac. He is 36 years old and holds the position of Director General in Carso Global Telecom, S.A. de C.V., América Móvil, S.A. de C.V. and Radiomóvil Dipsa, S.A. de C.V. He is Director of, among other companies, of: Grupo Carso, S.A. de C.V., Grupo Sanborns, S.A. de C.V., Cigarros la Tabacalera Mexicana, S.A. de C.V., Philip Morris México, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Móvil, S.A. de C.V. and Tenedora U.S., S.A. de C.V .

**Isaac Massry Nakash**. He is Currently Director General of Promotora Musical, S.A. de C.V. He is 50 years old and is Director of, among other companies, of: Grupo Sanborns, S.A. de C.V., Grupo ACE, S.A. de C.V., Promotora Musical, S.A. de C.V., la Feria del Disco México, S.A. de C.V., Sears Roebuck de México, S.A. de C.V. and Tenedora U.S., S.A. de C.V .

**Alfonso Salem Slim**. He is a Civil Engineer from the Universidad Anáhuac. He is 40 years old and currently holds the position of Director General in Hoteles Calinda, S.A. de C.V. and Real Estate Director of Grupo Financiero Inbursa, S.A. de C.V. He is Director of, among other companies, of: Grupo Carso, S.A.. de C.V., Grupo Sanborns, S.A. de C.V., Sears Roebuck de México, S.A. de C.V., Ferrosur, S.A. de C.V., Corporación Moctezuma, S.A. de C.V. and Tenedora U.S., S.A. de C.V .

**Eduardo Valdés Acra**. He has a Business Administration degree from the Universidad Iberoamericana and currently holds the position of Chairman of the Board of Banco Inbursa, S.A. de C.V., and Vice-president of Grupo Financiero Inbursa, S.A. de C.V., and Director General of Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa. He is 38 years old and is Director of , among other companies, of : Grupo Financiero Inbursa, S.A. de C.V., Banco Inbursa, S.A., Grupo Carso, S.A. de C.V., Grupo Sanborns, S.A. de C.V., Carso Global Telecom, S.A. de C.V. and Tenedora U.S., S.A. de C.V.

**Eduardo Zea Mir**. He is a Certified Public Accountant from the Universidad Iberoamericana and currently holds the position of Director General in Sears Roebuck de México, S.A. de C.V. He is 50 years old and is Director of , among other companies, of : Sears Roebuck de México, S.A. de C.V., Sanborns Hermanos, S.A. de C.V., Tenedora U.S., S.A. de C.V., Promotora Musical, S.A. de C.V., La Feria del Disco, S.A. de C.V. and Grupo Gomo, S.A. de C.V.

## U.S. COMMERCIAL CORP, S.A. DE C.V. STATUTORY EXAMINERS APPOINTED UPON THE CONSTITUTION OF THE SOCIETY ON 29 NOVEMBER 2001

**Walter Fraschetto Valdés**. He is a Certified Public Accountant from the Universidad Iberoamericana. He is 47 years old and is a partner of Andersen, Ruiz, Urquiza y Cía, S.C. He joined the firm in 1974 and is specialized in Business Audit and Consulting in the Consumption Products Industry, that includes department and self service stores, and is a member of the world team of Andersen in Retail. He is a member of the Instituto Mexicano de Contadores Públicos, A.C.(the Mexican Institute of Public Accountants) and of the Colegio de Contadores Públicos de México, A.C., were he held several positions in its Executive Committee, since 1990, to date. He is Statutory Examiner for several firms, both public, as well as private,

**Francisco Macias-Valadez Treviño**. He is a Certified Public Accountant from the Universidad La Salle with a degree in International Trade from the Escuela Superior de Comercio y Administración, and Universidad Anáhuac. He is 53 years old and is a partner in Andersen, Ruiz, Urquiza y Cía., S.C. He joined the firm in 1970. He specializes in Taxes, International Trade and Transference Prices, as the leader in the firm of said last practice. He is a member of the Instituto Mexicano de Contadores Públicos, A.C., (the Mexican Institute of Public Accountants) and was the treasurer from 1989 until 1991, and is also a member of the Colegio de Contadores Públicos de México, A.C., and he has participated in several working commissions since 1983. He is currently the President of the Academia de Estudios Fiscales de la Contaduría Pública, A.C, and is a Statutory Examiner for several companies.